EXHIBIT 99.1

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom - Resignation Of Director

In compliance with paragraph 3.59(b) of the Listings Requirements of the JSE Limited, shareholders are advised that Mr Thabo Mosololi gave notice to Telkom that he was no longer available for re-election as a director at today's annual general meeting and thus resigns from the Board of Telkom with immediate effect. The Board of Telkom thanks Mr Mosololi for his contribution and counsel during his tenure as a Board member of the company and wishes him great success in his future endeavours.

Pretoria
26 October 2007

Sponsor
UBS Securities South Africa (Pty) Limited